MASTERWORKS VAULT 3, LLC

1 World Trade Center, 57th Floor

New York, New York 10007

Phone: (203) 518-5172

October 13, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

                   Dietrich King

Re:	Masterworks Vault 3, LLC
Request for Withdrawal of Post-Qualification Amendment No. 31
to Offering Statement on Form 1-A
Filed on October 5, 2026 (Accession No. 0001493152-26-045767)
File No. 024-12289

Ladies and Gentlemen:

Pursuant to Rule 259 under the Securities Act of 1933, as amended, Masterworks Vault 3, LLC (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Qualification Amendment No. 31 to its Offering Statement on Form 1-A (File No. 024-12289), filed with the Commission on October 5, 2026, together with all exhibits thereto (the “Amendment”). The Amendment proposed to add the offerings of the Class A shares of Series 553, Series 554 and Series 555 of the Company.

The Company has determined not to proceed with the offerings of Series 553, Series 554 and Series 555 under the Offering Statement, and is requesting withdrawal of the Amendment for that reason.

The Amendment has not been declared qualified by the Commission. No securities have been offered or sold pursuant to the Amendment, and no subscription funds have been received for Series 553, Series 554 or Series 555. The Company is not the subject of any proceeding under Rule 258.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Amendment, effective as of the date hereof or as soon as practicable thereafter.

If you have any questions regarding this request, please contact Joshua B. Goldstein, General Counsel, at (646) 263-6995 or jgoldstein@masterworks.com.

Very truly yours,

MASTERWORKS VAULT 3, LLC

By:	/s/ Scott W. Lynn
Name:	Scott W. Lynn
Title:	Chief Executive Officer